                                                                   EXHIBIT 13.1a

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-Q

[X] Quarterly report pursuant to Section 13 or 15(d) of the Securities Act of 1934 for the quarterly period ended June 30, 2000 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number:    0-12024
                           -------


                           MAXICARE HEALTH PLANS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             Delaware                                    95-9615709
    ------------------------------                   -----------------
    (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                    Identification No.)


1149 South Broadway Street, Los Angeles, California         90015
---------------------------------------------------     --------------
(Address of principal executive offices)                  (Zip Code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes [X]           No  [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                         Yes [X]           No  [ ]

Common Stock, $.01 par value - 18,725,381 shares outstanding as of August 11, 2000.

PART I:  FINANCIAL INFORMATION

ITEM 1:  FINANCIAL STATEMENTS.

                  MAXICARE HEALTH PLANS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                     (Amounts in thousands except par value)


                                                                     June 30,      December 31,
                                                                       2000           1999
                                                                   ------------    ------------
                                                                   (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents ..................................      $  83,369       $  69,117
   Marketable securities ......................................          3,924           1,702
   Accounts receivable, net ...................................         31,859          28,212
   Prepaid expenses ...........................................          3,685           4,826
   Other current assets .......................................             67             202
                                                                     ---------       ---------
        TOTAL CURRENT ASSETS ..................................        122,904         104,059
                                                                     ---------       ---------
PROPERTY AND EQUIPMENT
    Leasehold improvements ....................................          5,356           5,462
    Furniture and equipment ...................................         18,877          18,689
                                                                     ---------       ---------
                                                                        24,233          24,151
        Less accumulated depreciation and amortization ........         21,974          21,899
                                                                     ---------       ---------
        NET PROPERTY AND EQUIPMENT ............................          2,259           2,252
                                                                     ---------       ---------
LONG-TERM ASSETS
    Restricted investments ....................................          7,511           8,075
    Long-term receivables .....................................            486
    Deferred tax asset ........................................         18,241          18,222
    Intangible assets, net ....................................            480             607
                                                                     ---------       ---------
        TOTAL LONG-TERM ASSETS ................................         26,718          26,904
                                                                     ---------       ---------
        TOTAL ASSETS ..........................................      $ 151,881       $ 133,215
                                                                     =========       =========
CURRENT LIABILITIES
   Estimated claims and other health care costs payable .......      $  86,523       $  66,571
   Accounts payable ...........................................          1,468             703
   Deferred income ............................................         11,847          11,226
   Accrued salary expense .....................................          2,364           1,974
   Other current liabilities ..................................          7,779           6,600
                                                                     ---------       ---------
        TOTAL CURRENT LIABILITIES .............................        109,981          87,074
LONG-TERM LIABILITIES .........................................          2,468           2,985
                                                                     ---------       ---------
        TOTAL LIABILITIES .....................................        112,449          90,059
                                                                     ---------       ---------
SHAREHOLDERS' EQUITY
   Common stock, $.01 par value - 40,000 shares authorized,
     2000 - 18,725 shares and 1999 - 17,925 shares issued and
     outstanding ..............................................            187             179
   Additional paid-in capital .................................        255,242         254,250
   Note receivable from shareholder ...........................         (2,744)         (2,651)
   Accumulated deficit ........................................       (213,242)       (208,612)
   Accumulated other comprehensive income (loss)  .............            (11)            (10)
                                                                     ---------       ---------
        TOTAL SHAREHOLDERS' EQUITY ............................         39,432          43,156
                                                                     ---------       ---------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............      $ 151,881       $ 133,215
                                                                     =========       =========


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


                  MAXICARE HEALTH PLANS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Amounts in thousands except per share data)
                                   (Unaudited)


                                                        For the three months        For the six months
                                                                ended                      ended
                                                              June 30,                    June 30,
                                                         2000            1999       2000           1999
                                                         ----            ----       ----           ----
REVENUES
    Commercial premiums ...........................    $ 109,033     $ 101,624    $ 217,218     $ 203,486
    Medicaid premiums .............................       45,632        51,158       91,655       103,685
    Medicare premiums .............................       31,082        21,948       60,347        41,572
                                                       ---------     ---------    ---------     ---------
      TOTAL PREMIUMS ..............................      185,747       174,730      369,220       348,743

    Investment income .............................        1,333           856        2,532         1,801
    Other income ..................................          107           117          354         4,327
                                                       ---------     ---------    ---------     ---------
      TOTAL REVENUES ..............................      187,187       175,703      372,106       354,871

EXPENSES
    Physician services ............................       70,064        68,192      138,286       135,113
    Hospital services .............................       67,138        64,499      134,298       132,399
    Outpatient services ...........................       28,742        22,241       56,682        47,246
    Other health care expense .....................        5,701         2,819       10,163         6,112
                                                       ---------     ---------    ---------     ---------
      TOTAL HEALTH CARE EXPENSES ..................      171,645       157,751      339,429       320,870

    Marketing, general and administrative expenses        17,892        16,665       34,658        31,673
    Depreciation and amortization .................          330           226          649           447
    Loss contracts, management settlement and
    other charges .................................        2,000         2,000        8,500
                                                       ---------     ---------    ---------     ---------
      TOTAL EXPENSES ..............................      191,867       174,642      376,736       361,490
                                                       ---------     ---------    ---------     ---------
INCOME (LOSS) FROM OPERATIONS .....................       (4,680)        1,061       (4,630)       (6,619)

INCOME TAX BENEFIT ................................
                                                       ---------     ---------    ---------     ---------

NET INCOME (LOSS) .................................    $  (4,680)    $   1,061    $  (4,630)    $  (6,619)
                                                       =========     =========    =========     =========

NET INCOME (LOSS) PER COMMON SHARE:

Basic:
    Basic Earnings (Loss) Per Common Share ........    $    (.26)    $     .06    $    (.26)    $    (.37)
                                                       =========     =========    =========     =========
    Weighted average number of common shares
       outstanding ................................       17,952        17,925       17,939        17,925
                                                       =========     =========    =========     =========
Diluted:
    Diluted Earnings (Loss) Per Common Share ......    $    (.26)    $     .06    $    (.26)    $    (.37)
                                                       =========     =========    =========     =========
    Weighted average number of common and common
       dilutive potential shares outstanding ......       17,952        17,931       17,939        17,925
                                                       =========     =========    =========     =========



                  MAXICARE HEALTH PLANS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)
                                   (Unaudited)


                                                                          For the six months
                                                                            ended June 30,
                                                                           2000          1999
                                                                         ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ............................................................    $ (4,630)    $ (6,619)
Adjustments to reconcile net loss to net cash provided by
  (used for) operating activities:
    Depreciation and amortization ...................................         649          447
    Benefit from deferred income taxes ..............................         (19)         (26)
    Management settlement and other charges .........................       1,741        5,235
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable ....................      (3,647)       3,126
      Increase (decrease) in estimated claims and other health
        care costs payable ..........................................      17,952       (6,941)
      Increase (decrease) in deferred income ........................         621       (6,303)
      Changes in other miscellaneous assets and liabilities .........       3,423         (766)
                                                                         --------     --------
Net cash provided by (used for) operating activities ................      16,090      (11,847)
                                                                         --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment .............................        (513)        (305)
    Dispositions of property and equipment ..........................         420
    Decrease in restricted investments ..............................         564        5,662
    Increase in long term receivables ...............................        (486)
    Proceeds from sales and maturities of marketable securities .....       1,307        9,779
    Purchases of marketable securities ..............................      (3,530)      (2,214)
                                                                         --------     --------
Net cash provided by (used for) investing activities ................      (2,658)      13,342
                                                                         --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on capital lease obligations ...........................        (180)         (84)
    Issuance of common stock ........................................       1,000
                                                                         --------     --------
Net cash provided by (used for) financing activities ................         820          (84)
                                                                         --------     --------
Net increase in cash and cash equivalents ...........................      14,252        1,411
Cash and cash equivalents at beginning of period ....................      69,117       48,507
                                                                         --------     --------
Cash and cash equivalents at end of period ..........................    $ 83,369     $ 49,918
                                                                         ========     ========
Supplemental disclosures of cash flow information:
    Cash paid during the year for -
             Interest ...............................................    $     60     $

Supplemental schedule of non-cash investing activities:
    Capital lease obligations incurred for purchase of property
      and equipment and intangible assets ...........................                 $    414

    Forgiveness of note receivable from shareholder .................                 $    145

    Allowance for forgiveness of note receivable from
              shareholder ...........................................                 $  2,542


                           MAXICARE HEALTH PLANS, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (Amounts in thousands)



                                                                                                   Accumulated
                                      Number of             Additional                                Other
                                       Common     Common     Paid-in                 Accumulated   Comprehensive
                                       Shares     Stock      Capital       Other       Deficit     Income (Loss)     Total
                                       -------    ------   ----------     -------     ----------   -------------   ---------
Balances at December 31, 1998  ....... 17,925    $   179    $ 254,250    $  (5,159)    $(196,348)    $      34     $  52,956

     Comprehensive income (loss)
     Net loss ........................   --         --           --           --         (12,264)         --         (12,264)
     Other comprehensive income,
      net of tax, related to
      unrealized gains on
               marketable securities .   --         --           --           --            --             (44)          (44)
                                                                                                                   ---------
     Comprehensive income (loss)  ....   --         --           --           --            --            --         (12,308)

     Notes receivable from
               shareholders ..........   --         --           --           (179)         --            --            (179)

     Forgiveness of note
      receivable from shareholder ....   --         --           --          2,687          --            --           2,687
                                      -------    -------    ---------    ---------     ---------     ---------     ---------
Balances at December 31, 1999 ........ 17,925        179      254,250       (2,651)     (208,612)          (10)       43,156

     Comprehensive income (loss)
     Net loss ........................   --         --           --           --          (4,630)         --          (4,630)
     Other comprehensive income,
      net of tax, related to
      unrealized gains on
      marketable securities ..........   --         --           --           --            --              (1)           (1)
                                                                                                                   ---------

     Comprehensive income (loss)  ....   --         --           --           --            --            --          (4,631)

     Issuance of common stock ........    800          8          992         --            --            --           1,000

     Note receivable from
      shareholder ....................   --         --           --            (93)         --            --             (93)
                                      -------    -------    ---------    ---------     ---------     ---------     ---------
Balances at June 30, 2000  ........... 18,725    $   187    $ 255,242    $  (2,744)    $(213,242)    $     (11)    $  39,432
                                      =======    =======    =========    =========     =========     =========     =========


                  MAXICARE HEALTH PLANS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Maxicare Health Plans, Inc., a Delaware corporation ("MHP"), is a holding company, which owns various subsidiaries, primarily health maintenance organizations ("HMOs"). The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation, which consist solely of normal recurring adjustments, have been included. All significant inter-company balances and transactions have been eliminated.

For further information on MHP and subsidiaries (collectively the "Company") refer to the consolidated financial statements and accompanying footnotes included in the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 1999.

Other Income

Other Income includes the recognition of $4.1 million in the first quarter of 1999 related to a settlement reached by the Company in connection with the operation of a Medicaid managed care program from 1986 through 1989. On March 26, 1999, the United States Bankruptcy Court approved the settlement and the order became final April 19, 1999. Pursuant to the settlement agreement the Company received the settlement funds in early May 1999.

NOTE 2 - LOSS CONTRACTS, MANAGEMENT SETTLEMENT AND OTHER CHARGES

In the second quarter of 2000, the Company recorded a $2.0 million charge for losses associated with certain of the Company's capitated provider arrangements. In the first quarter of 1999, the Company incurred charges of $3.0 million for loss contracts associated with the Company's commercial healthcare operations in North and South Carolina. The Company has ceased offering commercial health care coverage in the Carolinas health plans as of March 31, 1999. In addition, the Company recorded in the first quarter of 1999 a $5.5 million management settlement charge related to a settlement with the Company's former Chief Executive Officer, Peter J. Ratican pursuant to which Mr. Ratican agreed to retire as President and CEO of the

Company and agreed not to seek re-election to the Board of Directors. The charge primarily relates to an allowance for the forgiveness of approximately $2.7 million of notes receivable, including accrued interest, due the Company from Mr. Ratican and the accrual of other settlement costs related to a consulting agreement and other benefits. Under the settlement agreement, a promissory note from Mr. Ratican to the Company in the principal amount of $2.2 million and accrued interest thereon will be forgiven on June 30, 2003 upon certain conditions being satisfied. The Company has made the determination that it is probable these conditions will be satisfied and the note forgiven; accordingly, the Company has recorded the charge associated with the forgiveness of the note receivable in the current period.

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

The Company reported a net loss of $ 4.7 million for the three months ended June 30, 2000, which included a $2.0 million charge for losses associated with certain of the Company's capitated provider arrangements as compared to net income of $ 1.1 million for the same three month period in 1999. Net loss per common share was $.26 for the second quarter of 2000 compared to net income per common share of $.06 for the same period in 1999. The Company's premium revenues for its current operations increased by $11.2 million or 6.7% over the prior year quarter as a result of premium rate increases in all lines of business and enrollment growth in the Medicare line of business generated by the California and Indiana health plans.

Maxicare operates health care businesses in California and Indiana (the "current operations"). As of June 30, 2000, these health plans accounted for commercial membership of approximately 256,400 members, Medicaid membership of approximately 156,800 members and Medicare membership of approximately 18,800 members. On May 12, 2000 the Company entered into a definitive agreement for the sale of its Louisiana HMO which sale became effective and final on August 10, 2000. The Louisiana HMO had approximately 14,000 members as of June 30, 2000.

Premium revenues for the second quarter of 2000 increased by $11.0 million to $185.7 million, an increase of 6.3% as compared to 1999. This increase was a result of an $11.2 million increase in premium revenues related to the Company's current operations offset in part by a $.2 million decrease in premium revenues related to the Company's discontinued Carolinas and Louisiana operations. Commercial premiums for the second quarter of 2000 increased $7.4 million to $109.0 million as compared to $101.6 million for 1999. The Company's commercial premiums for its current operations increased by $7.3 million to $103.6 million for 2000 as compared to $96.3 million for 1999 primarily due to premium rate increases offset in part by a decrease in membership. As of June 30, 2000 the California and Indiana health plans had 145,800 and 110,600 commercial members, respectively as compared to 154,900 and 105,500, respectively as of June 30, 1999. The average commercial premium revenue per member per month ("PMPM") increased 8.7% as compared to 1999.

Medicaid premiums for the second quarter of 2000 decreased $5.5 million to $45.6 million as compared to $51.2 million for 1999. The Company's Medicaid premiums for its current operations decreased by $4.1 million as a result of membership decreases in California and Indiana offset in part by premium rate increases in California and Indiana. As of June 30, 2000 the California and Indiana health plans had 96,200 and 60,600 Medicaid members, respectively as compared to 118,400 and 69,100 Medicaid members, respectively as of June 30, 1999. The decline in California is primarily attributable to the California health plan not having ongoing participation in the new managed care program in San Bernardino and Riverside counties which was fully implemented and transitioned effective September 30, 1999 as well as a reduction in Los Angeles county due to a decline in the eligible beneficiaries. The decline in Indiana is primarily attributable to membership decreases in the southern region. The average Medicaid premium PMPM for the current operations increased by 9.5%, primarily due to premium rate increases in California and Indiana.

Medicare premiums for the second quarter of 2000 increased $9.1 million to $31.1 million as compared to 1999 as a result of premium rate increases and membership growth in both the California and Indiana health plans. The start up of Medicare operations in the Company's Louisiana HMO contributed $1.0 million of the increase in premium revenues over the prior year period. As of June 30, 2000 the California and Indiana health plans had 12,600 and 6,200 Medicare members, respectively, representing an increase in membership of 5,000 from June 30, 1999 primarily as a result of growth in California. The average Medicare premium PMPM increased by 2.1% due to premium rate increases in both California and Indiana and due to greater membership growth in California, which has a higher average Medicare premium PMPM as compared to that of Indiana.

Investment income for the second quarter of 2000 increased by $.5 million to $1.3 million as compared to 1999 due to higher cash and investment balances as well as higher investment yields.

Health care expenses for the second quarter of 2000 were $171.6 million as compared to $157.8 million for 1999. This increase of $13.8 million was due partially to an increase in pharmacy costs. Although prescription drug costs are expected to continue to rise at a rate in excess of most other heath care services, the Company continues to implement strategies that seek to mitigate this trend through benefit design changes and enhanced procedures and controls to promote cost effective use of prescription drug benefits.

Marketing, general and administrative ("M,G&A") expenses for the second quarter of 2000 increased $1.2 million to $17.9 million as compared to $16.7 million for 1999. M,G&A expenses were 9.6% and 9.5% of premium revenues for the second quarter of 2000 and 1999, respectively.

The Company reported a net loss of $4.6 million or $.26 per share for the six months ended June 30, 2000, which included a $2.0 million charge for losses associated with certain of the Company's capitated provider arrangements as compared to a net loss of $6.6 million or $.37 per share for the comparable period a year ago, which included an $8.5 million charge for loss contracts and management settlement costs and $4.1 million of other income from a litigation settlement. Premium revenues for the six months ended June 30, 2000 increased $20.5 million to $369.2 million as compared to $348.7 million for 1999. The Company's premiums for its current operations increased $21.8 million to $356.1 million for 2000 as compared to $334.8 million for 1999 primarily due to commercial premium rate increases and Medicare membership growth. Health care expenses for the six months ended June 30, 2000 increased $18.5 million to $339.4 million as compared to $320.9 million for 1999. This increase was partially due to an increase to pharmacy costs. M,G&A expenses increased $3.0 million for the six months ended June 30, 2000 as compared to the prior year period, and increased as a percentage of premium revenues to 9.4% from 9.1%.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations for the six months ended June 30, 2000 was $16.1 million as compared to cash used for operations of $11.8 million for the six months ended June 30, 1999. This increase in cash flow for the six months ended June 30, 2000 is primarily attributable to the $18.0 million increase in estimated claims and other health care costs payable as a result of the timing of certain capitation payments and the Company's HMOs assuming financial risk for hospital services which were previously provided through capitated provider arrangements (see "Part II: OTHER INFORMATION, Item 1: Legal Proceedings. - WellMed of Indiana, LLC and Item 5: Other Information.- MedPartners Provider Network, Inc.").

All of MHP's operating subsidiaries are direct subsidiaries of MHP with the exception of the Louisiana HMO. The operating HMOs and MLH currently pay monthly fees to MHP pursuant to administrative services agreements for various management, financial, legal, computer and telecommunications services. The Company's HMOs are federally qualified and are licensed in the states where they operate. MLH is licensed in 35 states as of June 30, 2000 including the states in which the Company's HMOs operate. The Company's HMOs and MLH are subject to state regulations, which require compliance with certain statutory deposit, dividend distribution and net worth requirements. To the extent the operating HMOs and MLH must comply with these regulations, they may not have the financial flexibility to transfer funds to MHP. MHP's proportionate share of net assets (after inter-company eliminations) which, at June 30, 2000 may not be transferred to MHP by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party is referred to as "Restricted Net Assets". Restricted Net Assets of these operating subsidiaries were $29.3 million at June 30, 2000, with deposit requirements and limitations imposed by state regulations on the distribution of dividends representing $7.5 million and $6.1 million of the Restricted Net Assets, respectively, and net worth requirements in excess of deposit requirements and dividend limitations representing the remaining $15.7 million. MHP held $1.4 million in cash, cash equivalents and marketable securities at June 30, 2000, collectively. In addition to the $1.4 million held by MHP, approximately $.3 million in funds held by operating subsidiaries could be considered available for transfer to MHP at June 30, 2000.

In June 2000, the Company sold 800,000 shares of Common Stock, at $1.25 per share, in a private placement to Meespierson Cayman Limited, as trustee of Sofaer Funds/SCI Global Hedge Fund. Although this financing gives the Company some additional liquidity, it is insufficient to alleviate potential serious liquidity and capital adequacy problems of the Company and in particular of the parent company, MHP. Unforeseen cash requirements in the future and anticipated additional losses to be incurred in fiscal year 2000, as well as the inability of the Company's HMOs to secure regulatory approval of dividend distributions, could leave the Company without sufficient resources to fund its operations. In response to the need to secure additional capital resources, the Company is pursuing a rights offering with the objective of raising up to approximately $28 million as discussed below. The Company also continues to explore other financing alternatives including raising debt or additional equity capital or other sources of financing to provide it with additional working capital prior to or in conjunction with the rights offering. However, the Company cannot state with any degree of certainty at this time whether it could obtain such sources of financing, and if available, whether such financing would be at terms and conditions acceptable to the Company.

In June 2000, the Company announced a proposed rights offering which, as amended, provides for the grant to each shareholder of record as of September 14, 2000 a non-transferable right to purchase for a 15-day period at $1 per share 1-1/2 shares of the Company's common stock for each share of common stock owned by such shareholder on the record date. The effectiveness of the rights offering is subject to (i) shareholder approval of an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock from 40 million to 80 million at the Company's annual meeting of shareholders which is scheduled for September 14, 2000, (ii) the effectiveness of the registration statement which has been filed with the Securities and

Exchange Commission, and (iii) the Company's entering into a definitive standby underwriting agreement with MDB Capital Group LLC for up to 15 million unsubscribed shares in the rights offering. In the event the rights offering is unsuccessful or the Company is unable to obtain alternative financing, the Company's liquidity and capital resources may be insufficient to fund the operational requirements of MHP and the Company and the ability of the Company to maintain compliance with statutory financial requirements of the HMOs and MLH.

RECENT DEVELOPMENTS

The Company is presently undertaking and assessing various infrastructure initiatives which would include the implementation of significant information systems enhancements and/or conversions including internet-based systems. In connection with the foregoing the Company has entered into a letter of intent with the TriZetto Group, Inc., a leading provider of internet enabled application services and business portals for the health care industry, to improve its current information systems. Implementation of the various initiatives being assessed may be dependent upon the Company's ability to secure additional capital financing and may result in restructuring costs to be incurred upon implementation.

FORWARD LOOKING INFORMATION

General - This Quarterly Report on Form 10-Q contains and incorporates by reference forward looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the discussions set forth under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations". Such statements are based on certain assumptions and current expectations that involve a number of risks and uncertainties, many of which are beyond the Company's control. These risks and uncertainties include limitations on premium levels, greater than anticipated increases in healthcare expenses, loss of contracts with providers and other contracting entities, insolvency of providers and other contracting entities, benefit mandates, variances in anticipated enrollment as a result of competition or other factors, changes to the laws or funding of Medicare and Medicaid programs, and increased regulatory requirements for dividending, minimum capital, reserve and other financial solvency requirements. The effects of the aforementioned risks and uncertainties could have a material adverse impact on the liquidity and capital resources of MHP and the Company. These statements are forward looking and actual results could differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends. Shareholders are also directed to disclosures in this and other documents filed by the Company with the SEC.

Business Strategy - The Company's business strategy includes strengthening its position in the principal markets it serves by: marketing an expanded range of managed care products and services, providing superior service to the Company's members and employer groups, enhancing long-term relationships and arrangements with health care providers, and selectively targeting geographic areas within a state for expansion through increased penetration or development of new areas. The Company continually evaluates opportunities to expand its business as well as evaluates the investment in these businesses.

Year 2000 - The Company has undergone a Year 2000 readiness program to upgrade and test its systems in preparation for the year 2000 and to assess Year 2000 issues relative to its computing information systems and related business processes. As a result of the assessment process, necessary changes and/or augmentations to the Company's systems were made including selected systems being retired and replaced with packaged software from large vendors that is Year 2000 compliant. The total estimated cost of the program incurred since 1997 through June 30, 2000 was approximately $1.5 million and projected future costs of the program are estimated to be minimal. As of December 31, 1999, the Company's core legacy systems were complete as to testing and confirmation as Year 2000 compliant. The Company did not experience any disruption to its computing information systems effective with the year 2000 and through August 10, 2000. There can be no assurance, however, that the Company will not experience Year 2000 disruptions or operational issues including those as a result of the Company's vendors and customers. The Company continues to keep business process contingency plans in place in the event a significant Year 2000 matter should occur.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As of June 30, 2000, the Company has approximately $94.8 million in cash and cash equivalents, marketable securities and restricted investments. Marketable securities of $3.9 million are classified as available-for-sale investments and restricted investments of $7.5 million are classified as held-to-maturity investments. These investments are primarily in fixed income, investment grade securities. The Company's investment policies emphasize return of principal and liquidity and are focused on fixed returns that limit volatility and risk of principal. Because of the

Company's investment policies, the primary market risk associated with the Company's portfolio is interest rate risk.

As of June 30, 2000, the Company did not have any outstanding bank borrowings or debt obligations.

PART II:  OTHER INFORMATION

ITEM 1:  LEGAL PROCEEDINGS.

The information contained in "Part I, Item 3 Legal Proceedings" of the Company's 1999 Annual Report on Form 10-K and "Part II, Item 1 Legal Proceedings" from the Company's Form 10-Q filing for the quarterly period ending March 31, 2000, are hereby incorporated by reference and the following information updates the information contained in the relevant subparts thereof.

a.   Alpha Health Systems, Inc. and California Family Care Services, Inc.

In the arbitration proceeding between Alpha Health Systems, Inc. ("Alpha") and the Company's California HMO subsidiary ("California Plan") pending before the American Arbitration Association ("AAA"), by order dated June 19, 2000 the arbitrator granted Alpha's request to amend current claims and add previously noticed claims for damages in the approximate amount of $76 million. The parties are presently engaged in discovery in this arbitration proceeding.

In the arbitration before the AAA between California Family Care Services, Inc. ("Cal") and the California Plan on Cal's demand for arbitration dated March 12, 2000 asserting claims for damages in the approximate amount of $80 million, the California Plan has filed its answer to the arbitration demand and asserted its counterclaims against Cal. Cal has also filed a counterclaim against the California Plan, asserting claims for breach of contract, breach of the covenant of good faith and fair dealing, fraud, intentional interference with prospective economic advantage, negligence and violations of California Business and Professions Code Section 17200 and seeks damages in an unspecified amount.

In August 2000 Cal filed a motion with the Superior Court for the County of Los Angeles seeking to consolidate the arbitration proceeding on the March 12, 2000 demand for arbitration with a demand for arbitration dated October 16, 1998 naming Maxicare Health Plans, Inc. ("MHP") as the respondent, even though MHP has never been a party to any contract with Cal, including a contract providing for arbitration. The Company believes that there is no basis for the motion and will oppose the motion.

The Company believes that all of the claims asserted by Cal and Alpha in the arbitration proceedings are without merit, intends to vigorously contest the claims in the arbitration proceedings and believes that it will prevail in the arbitrations and on Cal's motion to consolidate.

Notwithstanding the foregoing, if there is an adverse determination in any material aspect of the arbitrations, such determination could have a material adverse effect on the Company's financial condition or operations.

b.   California Medical Association

On July 15, 1999, the California Medical Association, a California nonprofit corporation (the "CMA") commenced an action in San Diego County Superior Court against seven California HMOs and the Company (the "Defendants"), entitled "California Medical Association, California nonprofit corporation, Plaintiff, v. Aetna U.S. Healthcare, Blue Cross of California, Blue Shield of California, Healthnet, Maxicare Health Plans, Inc., Pacificare of California, Prudential Healthcare, United States Health Care of California, Inc. and DOES 1-100, Defendants" (the "Action") (Case No. 732614). After sustaining the defendants' joint demurrer to the second amended complaint, the Court entered a judgment on May 31, 2000 in favor of the defendants dismissing the Action. The CMA has appealed the dismissal of the Action in which the CMA sought to recover from the defendants payment for medical services that were not paid by purported intermediaries with which physicians had contracted.

While the Company believes that the judgment dismissing the Action will be affirmed on appeal, if an adverse appellate decision were rendered and a multiplicity of similar claims from physicians and other providers were subsequently asserted against the California Plan, such claims could have a material adverse effect on the Company's financial condition or operations.

c.   Molina Medical Centers Inc.

In June 1997 the California Plan and Molina Medical Centers ("Molina") entered into a Healthcare Services Agreement and Assignment Agreement (collectively, the "Agreement"). Pursuant to the Agreement Molina subsequently assigned its Medi-Cal contracts with the State of California to the California Plan, transferred Medi-Cal beneficiaries served pursuant to such contracts to the California Plan ("Assigned Beneficiaries"), and has served as a medical provider for the California Plan to Medi-Cal beneficiaries in Riverside, San Bernardino, and Sacramento Counties. The California Plan's relationship with Molina with respect to Riverside and San Bernardino Counties ended in the third quarter of 1999. Since the beginning of the relationship, each party has alleged that the other has violated the Agreement. In substance Molina contends that the California Plan has failed to reassign the Assigned Beneficiaries back to Molina, has failed to market the California Plan and Molina to Medi-Cal beneficiaries in Sacramento County, has failed to pay Molina capitation increases, and has inappropriately diverted Medi-Cal beneficiaries from Molina.

The California Plan has entered into a settlement agreement with Molina resolving Molina's claims for damages in the amount of $7.5 million based on the California Plan's purported breaches of the Agreement. The effectiveness of the settlement agreement and the mutual releases contained therein is dependent, among other things, on receipt of certain written approvals by regulatory agencies. Pursuant to and subject to the settlement agreement becoming effective, Maxicare has agreed to pay Molina approximately $1.8 million and has agreed to assign to Molina certain Medi-Cal members.

The California Plan and Molina are in the process of obtaining the requisite regulatory approvals. The effectiveness of the settlement will not have a material adverse effect on the Company's financial condition or operations taken as a whole.

d.   WellMed of Indiana, LLC

In August, 1999, Maxicare of Indiana, Inc. ("Maxicare Indiana") entered into a three year capitated provider agreement with WellMed of Indiana, LLC ("WellMed"), to provide and arrange for health care services for Maxicare Indiana's commercial members located primarily in southwest Indiana. By letter dated March 28, 2000 WellMed advised Maxicare Indiana that it would terminate its agreement effective as of May 28, 2000 unless Maxicare Indiana agreed to amend such agreement to increase the compensation payable to WellMed thereunder. Thereafter, on May 11, 2000, WellMed informed Maxicare that WellMed would cease payment of provider claims effective May 15, 2000. In response to WellMed's announced termination of the agreement, in May 2000, Maxicare Indiana advised certain providers who had previously provided services to Maxicare Indiana members through arrangements with WellMed, that from and after May 15, 2000 such providers should deal directly with Maxicare Indiana (with respect to services rendered after May 15, 2000). On May 26, 2000 Maxicare Indiana filed an action in the Marion County Superior Court, State of Indiana, against WellMed and its parent company requesting injunctive relief, damages for breach of contract and punitive damages. WellMed has responded by filing a motion to refer certain matters to arbitration. WellMed's parent company recently filed a Motion to dismiss all claims asserted by Maxicare.

A number of providers have asserted claims and/or initiated litigation against Maxicare Indiana for services rendered by them to Maxicare Indiana's members prior to May 15, 2000 which have not been paid for by WellMed. These providers have alleged that Maxicare Indiana has assumed WellMed's payment obligations to them for such pre-May 15, 2000 claims. Some providers have also alleged that they were fraudulently induced by Maxicare to enter into provider agreements with WellMed. Maxicare Indiana believes it has meritorious defenses to these asserted claims and intends to deny these allegations and contest these claims vigorously. The Company cannot at this time quantify the nature or amount of all of the potential claims which may be asserted by providers who provided services to Maxicare Indiana members through arrangements with WellMed. Depending upon what extent, if any, Maxicare is found to be liable for these claims, the amount of the liability could be material and could have a material adverse effect on the business and operations of the Company.

e.   Other Litigation

The Company is a defendant in a number of other lawsuits arising in the ordinary course from its operations, including cases in which the plaintiffs assert claims against the Company or third parties that assert breach of contract, indemnity or contribution claims against the Company for malpractice, negligence, bad faith in the failure to pay claims on a timely basis or denial of coverage seeking compensatory, fraud and, in certain instances, punitive damages in an indeterminate amount, which may be material and/or seeking other forms of equitable relief. The Company does not believe that the ultimate determination of these cases will either individually or in the aggregate have a material adverse effect on the Company's business or operations.

ITEM 2:  CHANGE IN SECURITIES.

     a. In order to further protect the Company's net operating losses from the impact of an ownership change, the Company's Board of Directors on June 6, 2000 voted to amend the Shareholders Rights Plan to provide that the exercisability of the Share Purchase Rights is triggered in the event any party acquires 5% or more of the Company's Common Stock or any party which currently holds 5% or more of the Common Stock acquires additional shares, without the approval of the Board.

     b. In June 2000, the Company sold 800,000 shares of Common Stock, at $1.25 per share, in a private placement to Meespierson Cayman Limited, as trustee of Sofaer Funds/SCI Global Hedge Fund.

ITEM 3:  DEFAULTS UPON SENIOR SECURITIES.

     None

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None

ITEM 5:  OTHER INFORMATION.

     MedPartners Provider Network, Inc. -

     The Company's California HMO had a multi-year capitated contract arrangement with MedPartners Provider Network, Inc. ("MPN"), a wholly owned subsidiary of Caremark Rx, Inc., formerly know as MedPartners, Inc. ("MedPartners"), that as of June 30, 1999 provided health care services to approximately 29,700 commercial members, 1,800 Medicare members and 3,500 Medicaid members. In November 1998, MedPartners announced its intention to divest its physician groups and physician practice management business which includes the operations of MPN. On March 11, 1999 the California Department of Corporations (the "DOC") appointed a conservator to manage the operations of MPN, and the conservator, on behalf of MPN, filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court (the "Bankruptcy Court") for the Central District of California (the "DOC Actions"). In connection with MPN's Chapter 11 filing, certain non-contracted providers of MPN have asserted that the health plans contracting through MPN remain liable for any unpaid obligations of MPN related to the provision of covered health care services to the members of the respective health plans. Under an amended and restated settlement agreement among the DOC, MPN and MedPartners (the "Global Settlement"), MedPartners agreed to fund, subject to the satisfaction of certain conditions and funding commitment limitations, MPN's liabilities to its providers and the liabilities of MedPartners' affiliated medical groups. The Global Settlement provides for the sale of MedPartners California physician practice groups (the "California Operations"), which MedPartners has completed. Following MedPartners' sale of certain of the California Operations, the Company's California HMO and other California HMOs were requested to make a loan to one of the purchasers of a large portion of the California Operations ("Purchaser") to assure that the Purchaser has adequate working capital and continuity of care can be maintained.

     The Company's California HMO and other California HMOs have made a secured loan to the Purchaser in the amount of $11.8 Million ("Plan Loan"), to assure that the Purchaser has adequate resources to satisfy its ongoing obligations. The Plan Loan proceeds are required to be used in the payment of certain obligations incurred in the Purchaser's ongoing operations, to assure that the Purchaser has adequate resources to meet its obligations. The Purchaser is in the process of divesting portions of the California Operations it purchased. Under the terms of the Plan Loan, the Purchaser is required to utilize a portion of the proceeds from the divestitures to repay the Plan Loan. The California HMO's share of the Plan Loan is $486,000.

     Recently, the Purchaser advised the California Plan and the other California HMOs that it will need significant additional financing and changes in its contractual arrangements with such HMOs to continue to operate. As a result of the foregoing, the California Plan and the other California HMOs, an affiliate of the Purchaser and the Purchaser have entered into discussions regarding additional financing for the Purchaser. There can be no assurances that an agreement will be reached among the parties, and, even if such agreement is reached, that this financing will be sufficient to enable the Purchaser to satisfy its existing and future obligations.

     According, there is no assurance that the Purchaser will have adequate resources to fund its ongoing operations, to continue to service the California HMO's members and to repay all or any portion of the Plan Loan when due. The Purchaser's inability to continue to service the California HMO's members, could have a material adverse effect on the Company's financial condition and operations.

     Effective June 1, 1999 the California HMO assumed the financial risk for hospital services provided to its members assigned to MPN.

     Under the Global Settlement MPN is required to file a plan of reorganization with the bankruptcy court that incorporates the terms of the Global Settlement. MPN has filed its disclosure statement and a plan of reorganization with the Bankruptcy Court on November 5, 1999 (the "Proposed Plan"). Creditors have not voted on the Proposed Plan and a hearing to consider approval of the Proposed Plan has not been held by the bankruptcy court. The

     Company cannot state what adverse effect, if any, the Proposed Plan will have on the Global Settlement. Furthermore, neither the effect of the DOC Actions, the Global Settlement, the Proposed Plan nor the Company's potential business and financial risks associated with its contractual arrangement with MPN is known at this point in time; however, the effect of these risks could have a material adverse effect on the Company's operations, financial position, results of operations and cash flows.

     At this point in time, the Company cannot state what adverse effect, if any, the Proposed Plan will have on its California HMO. The failure to confirm and implement a reorganization plan incorporating the Global Settlement and to fully implement the Global Settlement, could have a material adverse impact on the Company, its operations and its financial position.

     Sale of Louisiana HMO -

     On May 12, 2000 the Company entered into a definitive agreement with Coventry Health Care, Inc. ("Coventry") for the sale of Maxicare Louisiana, Inc. to Coventry. On August 10, 2000 the required regulatory approvals and other conditions of the definitive agreement were satisfied and the sale of Maxicare Louisiana, Inc. to Coventry became effective. Maxicare Louisiana, Inc.'s membership represented approximately 3% of the Company's total membership at June 30, 2000.

ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K.

     Exhibit 4.2c - Second Amendment to Rights Agreement of Maxicare Health Plans, Inc., entered into by and between Maxicare Health Plans, Inc. and American Stock Transfer & Trust Company as of June 6, 2000. Incorporated by reference from the Company's Registration Statement on Form S-2 (No. 333-4150) as previously filed with the Securities and Exchange Commission on July 14, 2000 in which this Exhibit bore the same exhibit number.

     Exhibit 10.94 - Employment Agreement between the Company and Susan M. Blais dated January 25, 2000.

     Exhibit 99.1 - News Release dated July 25, 2000 announcing that the Company has entered into a letter of intent with the TriZetto Group, Inc. of Newport Beach, California.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   MAXICARE HEALTH PLANS, INC.
                                   ---------------------------
                                          (Registrant)


August 11, 2000                        /s/ Richard A. Link
---------------                     ---------------------------
    Date                                 Richard A. Link
                                    Chief Operating Officer,
                                    Chief Financial Officer and
                                    Executive Vice President -
                                    Finance and Administration

                                  Exhibit 10.94


                           MAXICARE HEALTH PLANS, INC.
                           1149 South Broadway Street
                          Los Angeles, California 90015




                                January 25, 2000


PERSONAL DELIVERY
Ms. Susan M. Blais
28 Flintlock Lane
Bell Canyon, CA. 91307


             Re:  MAXICARE HEALTH PLANS, INC. (THE "COMPANY") -
                  TERMS OF EMPLOYMENT


Dear Ms. Blais:

     This will confirm our understanding of that terms and conditions pursuant to which the Company has extended and you have accepted its offer to serve as its Senior Vice President-Strategic Development are as follows:

     1. POSITION, SERVICES. You agree to serve as Executive Vice President of the Company. In such capacity, you shall report to the Company's Chief Executive Officer ("CEO"). As Executive Vice President for the Company you shall have such duties and responsibilities as are normally associated with such position and such other duties and/or responsibilities as may from time to time assigned to you by the Company's Board of Directors or the CEO; including, but not limited to, supervision over the Company's California, Indiana and Louisiana HMOs, Maxicare Life & Health, and other operational aspects of the Company's business. You hereby accept employment hereunder and agrees to devote your full time, energy and skill to such employment. Notwithstanding the foregoing, you may engage in other personal business so long as the performance of such activities does not materially interfere with the full, efficient and timely performance of your duties hereunder.

     2. TERM.

          (a) Your services shall commence as of the date of this letter agreement (the "Agreement") and, unless otherwise terminated, shall continue for a period of two years from the date hereof (the "Term"). The Company may terminate yours services at any time during the Term with or without "cause"; provided, however, in the event the termination is without "cause" or for "good reason", as hereinafter defined, you hereby agree that you shall only be entitled to receive (i) your then current "Base Salary", as such term is hereinafter defined, and benefits through the date of termination and (ii) as your entire severance compensation, (y) the immediate vesting of all unvested Options, as hereinafter defined, which Options shall remain exercisable for a period of two years commencing as of the termination date and, (z) an additional six month's salary. In the event you are terminated for "cause" you shall be entitled to receive solely your then current "Base Salary", plus any accrued and unpaid benefits due you through the date of termination. For the purposes hereof "cause" shall be as defined in Exhibit "A" attached hereto and made a part hereof.

          (b) Notwithstanding the foregoing, in the event there occurs a "Change of Control", as hereinafter defined, during the Term hereof and you are not offered a comparable or better position at the surviving entity with terms and conditions no less favorable than those contained in this Agreement within ten
(10) business days after the consummation of such Change of Control, you shall be entitled to elect within thirty (30) days thereafter to terminate your employment with the surviving entity, if you are so employed, and receive, in lieu of any severance or other payment from the Company or the surviving entity the following: (y) in a lump sum a "Change of Control Payment" equal to eighteen
(18) months of your Base Salary in effect upon the consummation of the Change of Control and (z) the immediate vesting of all unvested Options, as hereinafter defined, which Options shall remain exercisable for a period of two years commencing from the occurrence of a "Change of Control". For the purposes hereof, "Change of Control" shall be defined as the occurrence of any one of the following events:

               (i) the Company shall merge or consolidate with any other person or entity other than a subsidiary, and, upon the consummation of such transaction, holders of the Common Stock immediately prior to such transaction own less than fifty percent (50%) of the equity securities of the surviving or consolidated entity; or

               (ii) all or substantially all of the assets of the Company are sold or transferred to another person or entity in a single transaction or a series of related transactions; notwithstanding the foregoing, you agree that the sale of all of the capital stock or substantially all of the assets of both Maxicare Louisiana, Inc. and Maxicare Indiana, Inc. shall not be deemed to be Change of Control.

     Notwithstanding the foregoing, a Change of Control shall not include the filing by or on behalf of, or entering against, the Company or its subsidiaries of (y) a petition, decree or order of bankruptcy or reorganization, or (z) a petition, decree or order for the appointment of a trustee, receiver, liquidator, supervisor, conservator or other officer or agency having similar powers over the Company or its subsidiaries, including any such petitions, orders or decrees filed or entered by federal or state regulatory authorities.

          (c) For the purposes of this Agreement, "Good Reason" shall be defined as any material failure by the Company to comply with its obligations under this Agreement or in the event you are required to report to someone other than the CEO.

     3. COMPENSATION. As compensation for all services to be rendered by you hereunder, the Company shall pay you a base salary at the rate of Two Hundred and Forty Thousand Dollars ($240,000) per annum (the "Base Salary") with such increases and/or bonuses as may be determined from time to time by the Board in its sole discretion; provided however, nothing herein shall require that the Company pay you any bonus or increase your Base Salary. Said Base Salary shall be payable in equal semi-monthly installments or in such other installments as the Company may from time to time pay other similarly situated employees.

     4. BENEFITS.

          (a) During the term of this Agreement, in addition to the compensation provided for in Section 3 of this Agreement, you shall have the right to: (w) participate in any profit-sharing, pension, life, health and accident insurance, retirement or other employee benefit plans presently adopted or which hereafter may be adopted by the Company under terms no less favorable to those offered or available to other senior executives of the Company of comparable or lower standing than you; (x) participate in the Company's 401(k) Plan in accordance with the terms; (y) a monthly automobile allowance of one thousand one hundred dollars ($1,100.00) and (z) receive, in the sole discretion of the Board, additional stock options, restricted stock, stock appreciation rights or other equity-based compensation ("Discretionary Compensation"). Any Discretionary Compensation granted to you shall be subject to such terms and conditions as the Board, in its sole discretion, may deem appropriate or necessary.

          (b) You shall also be entitled to twenty (20) days annual vacation time, during the Term of the Agreement during which time your compensation will be paid in full. Unused vacation days at the end of any pay period(s) may be carried over to subsequent pay period(s), provided that the cumulative number of vacation days accruing from and after the date of this Agreement carried over into any subsequent pay period shall not exceed twenty (20) days. You shall not accrue additional vacation days during any pay period once the total number of accumulated vacation days equals twenty (20) days. You shall under no circumstances be entitled to cash in lieu of vacation days, except in the event of your termination of employment with the Company.

          (c) The Company agrees to grant to you, effective as of the date hereof, options under one or more of the Company's 1990, 1995 or 1999 Stock Option Plans to purchase up to 200,000 shares of common stock of the Company at an exercise price equal to the closing price of the Company's common stock on the last trading day immediately preceding the date hereof, January 24, 2000 or $3.3125 per share(the "Options"). The Options shall have a term of ten (10) years and shall vest as follows:

               (i) 50,000 shares shall vest as of the date hereof and be exercisable immediately;

               (ii) an additional 50,000 shares shall vest on July 25, 2000;

               (iii) an additional 50,000 shares shall vest on January 25, 2001; and

               (iv) the remaining 50,000 shares shall vest on July 25, 2001.

The Options shall have such other terms and conditions as set forth in the form of Option Agreement, attached hereto and made a part hereof as Exhibit "B".

     5. EXPENSES. The Company shall reimburse you for all reasonable travel, hotel, entertainment and other expenses incurred by you in the discharge of your duties hereunder, in accordance with Company policy regarding same, only after receipt from you of vouchers, receipts or other reasonable substantiation of such expenses acceptable to the Company

     6. INDEMNIFICATION. In connection with your services rendered on behalf of the Company during the term of this Agreement, the Company agrees to indemnify you to the fullest extent permitted by Delaware law.

     7. CONFIDENTIALITY. You covenant and agree that you will not at any time during or after the termination of his employment by the Company reveal, divulge or make known to any person, firm or corporation any information, knowledge or data of a proprietary nature relating to the business of the Company or any of its affiliates which is not or has not become generally known or public. You shall hold, in a fiduciary capacity, for the benefit of the Company, all information, knowledge or data of a proprietary nature, relating to or concerned with, the operations, customers, developments, strategic plans, new or potential products, marketing, sales, business and affairs of the Company and its affiliates which is not generally known to the public and which is or was obtained by the you during his employment by the Company. You recognize and acknowledge that all such information, knowledge or data is a valuable and unique asset of the Company, and accordingly he will not discuss or divulge any such information, knowledge or data to any person, firm, partnership, corporation or organization other than to the Company, its affiliates, designees, assignees or successors or except as may otherwise be required by the law, as ordered by a court or other governmental body of competent jurisdiction, or in connection with the business and affairs of the Company.

     8. EQUITABLE REMEDIES. In the event of a breach or threatened breach by you of any of his obligations under Section 7 hereof, you acknowledge that the Company may not have an adequate remedy at law and therefore it is mutually agreed between you and the Company that, in addition to any other remedies at law or in equity which the Company may have, the Company shall be entitled to seek in a court of law and/or equity a temporary and/or permanent injunction restraining you from any continuing violation or breach of this Agreement.

     9. MISCELLANEOUS.

          (a) This Agreement reflects the entire agreement between the parties with respect to the subject matter hereof and shall supersede any prior agreements or understandings whether oral or in writing with respect thereto. This Agreement may not be modified, altered or amended except by an instrument in writing signed by the parties hereto.

          (b) Except as expressly set forth herein, you agree to abide by policies, procedures, terms and conditions concerning your employment all as set forth in the Company's Employee Manual, receipt of which you hereby acknowledge.

          (c) This Agreement shall be construed in accordance with the laws of the State of California except to the extent that any provision of Section 6 hereof may relate to an interpretation of the corporation laws of Delaware, the state in which the Company is domiciled, in which case such provision shall be construed in accordance with the corporation laws of that state.

          (d) Nothing in the Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company's inability pursuant to court order to perform its obligations under this the Agreement shall not constitute a breach of this Agreement. If any provision of this Agreement is invalid or enforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall, nevertheless, remain in full force and effect in all other circumstances.

          (e) With the exception of the Company's right to enforce the provisions found in Section 7 of this Agreement pursuant to Section 8 hereof, any and all disputes arising from your employment with or termination from the Company including but not limited to any claim for unlawful retaliation, wrongful termination of employment, violation of public policy or unlawful discrimination or harassment because of race, color, sex, national origin, religion, age, physical or mental disability or condition, marital status, sexual orientation or other legally protected characteristic shall be resolved by final and binding arbitration before a single arbitrator. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, THE PARTIES AGREE THAT IF A DISPUTE OR CLAIM OF ANY KIND ARISES BETWEEN THEM, THEY AGREE TO WAIVE ANY RIGHTS EACH MAY HAVE TO A JURY OR COURT TRIAL.

     Any party hereto electing to commence an action shall give written notice to the other party hereto of such election. The arbitrator shall be limited to an award of monetary damages and shall conduct the arbitration in accordance with the California Rules of Evidence. The dispute shall be settled by arbitration to take place in Los Angeles County, California, in accordance with the then rules of the American Arbitration Association or its successor. The award of such arbitrator may be confirmed or enforced in any court of competent jurisdiction. The costs and expenses of the arbitrator including the attorney's fees and costs of each of the parties, shall be apportioned between the parties by such arbitrator based upon such arbitrator's determination of the merits of their respective positions. Nothing contained in this Section shall in any way be construed to modify, expand or otherwise alter the rights and obligations of the Company and you contained elsewhere in this Agreement. Any proceeding brought by the Company to enforce its rights under Sections 7 or 8 of this Agreement shall be brought in the Superior Court for the State of California located in Los Angeles County ("Court Proceeding"). The costs and expenses of any Court Proceeding including the attorney's fees and costs of each of the parties, shall be apportioned between the parties by the judge in such Court Proceeding based upon the judge's determination of the merits of their respective positions.

          (f) Any notice to the Company required or permitted hereunder shall be given in writing to the Company, either by personal service, telex, telecopier or, if by mail, by registered or certified mail return receipt requested, postage prepaid, duly addressed to the Secretary of the Company at its then principal place of business attention, General Counsel. Any such notice to you shall be given in a like manner, and if mailed shall be addressed to you, as set forth above or in the Company's records. For the purpose of determining compliance with any time limit herein, a notice shall be deemed given on the fifth business day following the postmarked date, if mailed, or the date of delivery if personally delivered or delivered by telex or telecopier.

          (g) A waiver by either party of any term or condition of this Agreement or any breach thereof, in any one instance, shall not be deemed or construed to be a waiver of such term or condition or of any subsequent breach thereof.

          (h) You acknowledge that you have been advised that Barry Burten and other attorneys at Jeffer, Mangels, Butler & Marmaro, LLP have represented only the Company in connection with the negotiation of this Agreement and that the Company has advised you to seek the advice of separate counsel in connection with the negotiation of the terms of the Agreement and your rights with respect to the Agreement. In connection therewith, you hereby acknowledge that have been represented in connection with the negotiation of the terms of this Agreement, your rights with respect the Agreement and the execution thereof by Martin J. Foley of the firm of Sonnenschein Nath & Rosenthal.

     If the aforementioned terms and conditions accurately reflect your understanding of our agreement, please date and execute two copies of this Agreement in the spaces provided below and return one fully executed copy of this Agreement to the Company.

                                  Very truly yours,

                                  MAXICARE HEALTH PLANS, INC.



                                   By:  /s/ Paul R.  Dupee
                                      --------------------------
                                          Paul R. Dupee, Jr.
                                      Chief Executive Officer

Accepted and Agreed to
this   27th    day of January, 2000
     ---------


By:    /s/ Susan M. Blais
    ------------------------------
          Susan M. Blais

                                   EXHIBIT "A"

             To the Letter Agreement Dated January 25, 2000 between
                 Maxicare Health Plans, Inc. and Susan M. Blais

                              Definition of "Cause"


"Cause" means, as used with respect to the involuntary termination of Susan M. Blais ('you"):

     (a) your continued failure or refusal to substantially perform your duties pursuant to the terms of the Agreement;

     (b) Your engaging in misconduct or inaction materially injurious to the Company; or

     (c) Your conviction of a felony or of a crime involving moral turpitude.

                                  Exhibit 99.1




              MAXICARE TEAMS WITH THE TRIZETTO GROUP TO ENHANCE ITS
                               INFORMATION SYSTEMS


LOS ANGELES, July 25, 2000--Maxicare Health Plans, Inc., (NASDAQ: MAXI) announced today that it has entered into a letter of intent with the TriZetto(R) Group, Inc. of Newport Beach, California to improve its current information systems. According to Susan Blais, executive vice president of Maxicare, the multi-phased process--scheduled for full implementation by 2002--will focus on several key areas including core transaction systems, connectivity infrastructure, information access and reporting as well as e-business.

     TriZetto Chairman and CEO, Jeff Margolis, said, "It's exciting to consider the possibilities of applying a comprehensive set of leading technology and process solutions to Maxicare's substantial membership base and provider network. We believe that Maxicare's business model is ideal for the application of information technology to create a new way of interacting with health plan members, providers and employers."

     "As we move forward through this implementation, it is our belief that all of our constituents will be positively impacted," said Blais. She added, "We believe that TriZetto's ASP (applications service provider) model offers the best opportunity for us to achieve the objectives." The implementation is subject to certain contingencies including the negotiation and execution of a definitive agreement between the parties.

                                 About Maxicare
     Maxicare Health Plans, Inc., is a managed health care company with operations in Indiana and California. The company also offers various employee benefit packages through its subsidiaries, Maxicare Life and Health Insurance Company and HealthAmerica Corporation.

                                 About TriZetto
     The TriZetto(R) Group, Inc., is a leading provider of Internet-enabled application services and business portals for the healthcare industry. As an application services provider (ASP), TriZetto hosts software for a predictable monthly fee, saving customers significant time, money and frustration. HealthWebSM, its Internet platform, assists healthcare administrators and professionals in performing their routine tasks and facilitates information-exchange and e-commerce among all key healthcare participants: providers, health plans, employers and health-plan members. Headquartered in Newport Beach, Calif., TriZetto can be reached at (949) 719-2200, www.trizetto.com or www.healthweb.net.

Forward Looking Information

This news release contains forward looking information. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements are based on certain assumptions and current expectations that involve a number of risks and uncertainties, many of which are beyond the Company's control. These risks and uncertainties include limitations on premium levels, greater than anticipated increase in health care expenses including pharmaceutical costs, loss of contracts with providers, insolvency of providers, benefit mandates, variances in anticipated enrollment as a result of competition or other factors, litigation, changes to the laws or funding of Medicare and Medicaid programs, and increased regulatory requirements for dividending, minimum capital, reserve and other financial solvency requirements. The effects of the aforementioned risks and uncertainties could have a material adverse impact on the liquidity and capital resources of the Company. These statements are forward looking and actual results could differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.